SHUN TAK

Shun Tak Holdings Limited
Penthouse 39/F., West Tower, Shun Tak Centre,
200 Connaught Road,
Central, Hong Kong.
Tel: 2859 3111 Fax: 2857 7181

6th April, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3–4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Dear Sirs,

Re : Shun Tak Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-3357

Pursuant to Rule 12g3-2(b) (iii), and on behalf of Shun Tak Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company request for exemption under Rule 12g3-2(b), which was established on 10th September 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact our Mr. Aaron Cheung at (852) 2859 3350 if you have any queries.

Thank you for your attention.

Yours faithfully,
For and on behalf of
SHUN TAK HOLDINGS LIMITED

Daisy Ho
Director

4/28

Encl.

File No. 82-3357

Annex A to Letter to the SEC
dated 6th April, 2004 of
Shun Tak Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on September 10, 1992:

Description of Document	Check if Enclosed
Title: _____ Annual Report, Audited Accounts and Auditors' Report Date: as of ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	___
Title: Half Yearly Report and Preliminary Announcement Date: as of ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	___
Title: Notification of Changes in Officers (Directors, Secretaries and Auditors) Date: 6 April 2004 Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	X
Title: Notification of Change in Registered Office Date: ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___

Title: Notification of Changes in Rights attaching to Securities
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notifications of Material Events to Keep Market Fully Informed
Date: ________________ ___
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of "Notifiable Transactions"
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Meetings of Board of Directors at which:
(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Reasons for Allotment of Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Repurchases of Company's Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Circular Sent to Shareholders
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Winding Up Proceedings (or Similar Actions)
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Annual General Meetings
Date: 2nd April, 2004
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) X

Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Filing of Annual Return
Date: ________________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Prospectus
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)
Date: ________________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Notification of All Changes to Memorandum and Articles of Association
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of Board Approvals for:
(i) decision to make or recommend declaration of distribution to security holders;
(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected
(iii) preliminary announcements of profits or losses;
(iv) proposed changes to capital structure, including redemption of securities;
(v) changes to general character of nature of business
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Individual substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Title: Corporate substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Other:

Title: Annual Results announcement for the year 2003

Date: 2nd April, 2004

Entity requiring item: X

The Standard Wednesday, April 7, 2004

SHUN TAK

SHUN TAK HOLDINGS LIMITED
信德集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 242)

Notice of Appointment of Executive Director

The Board of Directors (the "Board") of Shun Tak Holdings Limited (the "Company") is pleased to announce that Mr. Shum Hong Kuen, David has been appointed as an Executive Director of the Company with effect from 14 April 2004.

Mr. Shum, aged 49, joined the Company in 1992. He is currently the Director of Investment and responsible for the investment activities of the Shun Tak group. Mr. Shum is also a director of a number of the Company's subsidiaries with solid experience in finance, hospitality and other investment activities. Mr. Shum holds a Master's degree in Business Administration from the University of California, Berkeley, USA.

Mr. Shum is a member of the supervisory committee of Sociedade de Turismo e Diversões de Macau, S.A.R.L. ("STDM"), a substantial shareholder of the Company. Mr. Shum is also a shareholder of STDM. Save as disclosed, Mr. Shum has no relationship with any director, senior management or substantial or controlling shareholder of the Company. Mr. Shum does not have any interests in the Company's shares within the meaning of Part XV of the Securities and Futures Ordinance.

As a director, Mr. Shum is entitled to receive an annual director's fee of HK$5,000 and his term of appointment as a director will be in accordance with the Company's Articles of Association.

The Board wishes to express its warm welcome to Mr. Shum on his appointment.

As at the date hereof, the Executive Directors of the Company are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse, Mr. Anthony Chan and Ms. Maisy Ho. The Non-Executive Directors are Dr. Cheng Yu Tung and Mrs. Louise Mok and the Independent Non-Executive Directors are Mr. Robert Kwan and Sir Roger Lobo.

By order of the Board of Directors
Shun Tak Holdings Limited
Dr. Ambrose So
Company Secretary

Hong Kong, 6 April 2004

香港經濟日報

2004年4月7日 星期三

SHUN TAK

信德集團有限公司

(於香港註冊成立之有限公司)

(股份代號：242)

委任執行董事通告

信德集團有限公司(「公司」)之董事會(「董事會」)欣然宣佈委任岑康權先生為公司之執行董事，任期由二零零四年四月十四日起生效。

岑先生，四十九歲，於一九九二年起加入公司。岑先生在財經事務，酒店與消閒業務及投資項目上擁有豐富經驗。他現為公司之投資部董事，負責信德集團的投資項目，亦是數間附屬公司之董事。岑先生擁有美國加州柏克萊大學工商管理碩士學位。

岑先生為澳門旅遊娛樂有限公司(「澳娛」)(澳娛乃公司之主要股東)之監察委員會委員。岑先生亦是澳娛之股東。除上述的披露外，岑先生與公司之任何董事、高級管理人員、主要或具有控股性權益的股東概無任何關係。就證券及期貨條例第XV部的定義，岑先生並無持有公司任何股份權益。

作為董事，岑先生每年之董事酬金為港幣五千元正，此與其委任是根據公司之組織章程細則。

董事會藉此對岑先生的加入表示歡迎。

於本公佈日，公司之執行董事為何鴻燊博士、何超瓊女士、何超鳳女士、蘇樹輝博士、禤永明先生、謝天賜先生、陳偉能先生、何超蕸女士，非執行董事為鄭裕彤博士及莫何婉穎女士而獨立非執行董事為關超然先生及羅保爵士。

承董事會命
信德集團有限公司

SHUN TAK

Shun Tak Holdings Limited

(Incorporated in Hong Kong with limited liability)

2003 AUDITED CONSOLIDATED RESULTS

GROUP RESULTS

The Group's audited profit attributable to shareholders for the year ended 31 December 2003 amounted to HK$327.2 million, a decrease of 13.4% as compared with the profit of HK$378.0 million for the corresponding period last year. Basic earnings per share was 16.8 HK cents (2002: 20.5 HK cents).

DIVIDENDS

Final dividend of 3.5 HK cents per share has been proposed (2002: 3.5 HK cents). In addition to the previously paid interim dividend of 1.5 HK cents per share (2002: 3.5 HK cents), the total dividends for the year amounted to 5 HK cents per share (2002: 7 HK cents).

The Register of Members will be closed from 31 May to 3 June 2004, both dates inclusive. In order to qualify for the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on 28 May 2004.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2003

	Notes	2003 *HK$million*	(Restated) 2002 *HK$million*
Turnover	2	5,151.3	5,014.7
Other revenues		46.5	65.0
Other income		22.2	30.6
		5,220.0	5,110.3
Cost of properties sold		(3,296.4)	(2,959.4)
Other operating costs		(1,559.1)	(1,575.6)
Operating profit	2, 3	364.5	575.3
Finance costs	4	(40.0)	(101.4)
Net investment (loss)/gain	5	(38.2)	71.5
Share of results of associates		42.3	21.3
Share of results of jointly controlled entities		(7.6)	2.0
Profit before taxation		321.0	568.7
Taxation	6	(21.6)	(40.9)
Profit after taxation		299.4	527.8
Minority interests		27.8	(149.8)
Profit attributable to shareholders		327.2	378.0
Dividends		97.1	147.6
Earnings per share (HK cents)	7		
- basic		16.8	20.5
- diluted		16.7	20.5
Dividends per share (HK cents)		5.0	7.0

NOTES:

1. **Basis of preparation**

During the year, the Group has adopted the revised Statement of Standard Accounting Practice 12 "Income Taxes" issued by the Hong Kong Society of Accountants which is effective for accounting periods commencing on or after 1 January 2003. Accordingly, certain comparative figures have been restated in order to achieve a consistent presentation. Detailed changes and the effects of adopting this revised policy are set out in the annual report to be published.

2. **Segment information**

	Turnover 2003 *HK$million*	Turnover 2002 *HK$million*	Operating profit 2003 *HK$million*	Operating profit 2002 *HK$million*
By business segment:				
Shipping	1,273.3	1,413.8	49.0	192.2
Property	3,741.4	3,491.3	374.5	391.2
Hospitality	119.2	83.7	6.5	5.9
Investment & others	17.4	25.9	4.8	21.2
	5,151.3	5,014.7	434.8	610.5
Unallocated net expenses			(70.3)	(35.2)
			364.5	575.3
By geographical segment:				
Hong Kong	4,455.0	4,267.7	290.1	432.2
Macau	609.6	661.0	65.3	138.8
Others	86.7	86.0	9.1	4.3
	5,151.3	5,014.7	364.5	575.3

3. **Operating profit**

	2003 *HK$million*	2002 *HK$million*
After crediting:		
Interest income	19.0	32.2
Less: Amount capitalised in properties under development	(6.5)	(10.4)
	12.5	21.8
Rental income from investment properties	108.4	94.7
Less: Outgoings	(2.6)	(3.1)
	105.8	91.6
Dividends from unlisted investments	17.2	25.2
After charging:		
Cost of inventories	3,593.1	3,238.7
Staff costs	477.8	505.7
Amortisation and depreciation	153.7	152.4

4. **Finance costs**

	2003 *HK$million*	2002 *HK$million*
Total finance costs incurred	77.0	181.6
Less: Amount capitalised in properties under development	(37.0)	(80.2)
Total finance costs expensed during the year	40.0	101.4

5. **Net investment (loss)/gain**

Net investment loss for the year comprises profit on disposal of a subsidiary of HK$29.7 million, impairment loss on goodwill of a jointly controlled entity of HK$65.9 million and impairment loss on goodwill of a subsidiary of HK$2.0 million. Net investment gain for 2002 comprises profit on disposal of an associate of HK$177.8 million, impairment loss on investment of HK$100.0 million and impairment loss on goodwill of a jointly controlled entity of HK$6.3 million.

6. **Taxation**

Hong Kong profits tax is provided for at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the year. Overseas taxation is calculated at the rates of tax applicable in their respective jurisdictions.

	2003 *HK$million*	(Restated) 2002 *HK$million*

During the year, STCTS successfully launched its new TurboJET Sea Express service between the Hong Kong International Airport in Chek Lap Kok, and Shenzhen and Macau. The SkyPier cross-boundary passenger ferry terminal at the Hong Kong International Airport relieves transit passengers of Hong Kong customs and immigration formalities for greater convenience. This new air-sea transit service is a milestone for the Group in promoting its shipping network from a regional to an inter-regional traffic platform for service of international air passengers between major international airports in the Pearl River Delta. The new routes have received a positive response since the launch. In 2004, the division intends to add Guangzhou to the TurboJET Sea Express network. Through this expanding shipping network, the division aims to capture a more diversified and international traveler base.

In April 2003, the Group formed a 42.86%-owned joint venture with Yichang Port Group Company Limited to construct and operate a commuter terminal and a cruise terminal in Yichang of Hubei Province, PRC. The commuter terminal commenced operation in July 2003 and serves ferry routes for major cities along the Yangtze River. The cruise terminal is expected to commence service in late 2004. The establishment of the joint venture will facilitate the Group's strategic engagement in complementary shipping and hospitality businesses.

Hospitality

Despite the SARS problem in 2003, visitor arrivals to Macau continued to grow by approximately 3% year-on-year, to approximately 11.9 million people. Since July 2003, with relaxed travel restrictions on individual travelers in major cities in the PRC, visitor arrivals from mainland China to Macau increased significantly by 35% for the year ended 31 December 2003.

The Group's 50%-owned Mandarin Oriental Macau (Mandarin) and the 34.9%-owned Westin Resort Macau (Westin) reported a satisfactory increase in net profit, attributable to the significant rebound in Macau tourism during the second half of 2003. Both hotels recorded improved average room rates and occupancy rates during the period. For the second half of 2003, the Mandarin recorded a 4.6% increase in average room rate and a 16.1% increase in occupancy rate, while the Westin recorded a 3.8% increase in average room rate and an 11% increase in occupancy rate, as compared with the same period last year. In July 2003, the extensive refurbishment program at the Westin was completed, thereby enhancing the comfort and enjoyment of hotel guests. The Macau Golf & Country Club, adjacent to the Westin, also achieved a satisfactory growth in net profit.

The Group has an 11.48% attributable interest in Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM). Ordinary dividends received from STDM in 2003 were HK$16.8 million (2002: HK$18.3 million). STDM owns an 80% equity interest in Sociedade de Jogos de Macau, S.A. to which the Macau SAR Government awarded a gaming license in March 2002. STDM also owns the Macau Tower Convention & Entertainment Centre (Macau Tower). Under the Group's professional management, Macau Tower has been established since its opening in 2001 as a prominent tourist landmark for major events, conventions and banquets in Macau. To promote Macau Tower as an adventurous tourist attraction, the Group has introduced a range of unique activities, including Skywalk X for adventurous visitors to stroll around the tower's outer-rim. In 2003, approximately one million people visited Macau Tower, an increase of approximately 40% over 2002.

In January 2003, the Group completed an agreement signed in late 2002 to transfer to STDM for approximately HK$100 million a 20% interest in the development rights of a 99,000-square-metre hotel and commercial site in Taipa, Macau. With this joint venture, the Group intends to further explore and develop expansion opportunities in Macau.

To maximize sales and marketing opportunities, the Group is establishing a sales network to consolidate and synergize sales and marketing efforts. Sales offices have been opened in Hong Kong, Macau and other major cities in the PRC to promote various travel and hospitality-related products of the Group, as well as to provide hotel reservation and travel services.

Property

With continued interest in its major residential developments, Liberté and The Belcher's, the Group's property development division generated significant cash flow and earnings from property sales during the year. The Belcher's, comprising 6 luxury residential towers, has maintained its popularity in the Western Mid-levels since its completion in 2002. Phase I and Phase II of Liberté in West Kowloon, comprising 7 quality residential towers, were successfully completed in September and December 2003, respectively. As at 31 December 2003, approximately 94% of Liberté and 88% of The Belcher's saleable units have been sold.

In Macau, nearly all saleable units in the 13 luxury residential towers of Nova Taipa Gardens Phase I have been sold as at 31 December 2003. The Group intends to commence the superstructure works of Phase II comprising another 13 luxury residential towers, by mid-2004. Completion of Phase II is expected by 200[illegible] in stages, with several of the towers to be completed by 2006.

During the year, the Group's property management portfolio expanded to over 10 million square feet o[f] residential, commercial and industrial properties in Hong Kong and Macau. The division was appointe[d] property manager of Liberté in October 2003. Other properties under the division's management includ[e] The Belcher's and The Westwood in Hong Kong, and Nova Taipa Gardens Phase I, Macau Tower and Shu[n] Tak House in Macau.

RECENT DEVELOPMENTS AND PROSPECTS

In view of the robust economic development in the Pearl River Delta together with the relaxed trav[el] restrictions on individual travelers in mainland China, it is expected that tourism in the Pearl River Del[ta] will continue to grow. With further relaxation of the travel policy to be extended to more major PRC citi[es] in the near future, the Group is optimistic that its shipping and hospitality businesses will continue [to] benefit from the growing popularity of the region, particularly Macau, as a destination for both busine[ss] and leisure travelers.

The Group expects that its new TurboJET Sea Express service network, which has advanced its shippi[ng] network to an inter-regional traffic platform for international air passengers in the Pearl River Delta, wi[ll] further strengthen its position to capitalize on the rapid traffic growth in the region. The Group wi[ll] continue to explore investment opportunities that complement its core businesses of shipping a[nd] hospitality.

The Group will continue to review and restructure its operations in order to strategically redeploy i[ts] resources in the core businesses. In April 2003, the Group disposed of a 15% minority beneficial intere[st] in a non-core property investment, the City Center of Shanghai for HK$342 million, with a profit [of] HK$29.7 million. The Group has taken a conservative approach to make a provision for its technolog[y] related investments during the period, in recognition of the global downturn in the technology sector.

With the substantial cash flow generated from property sales, the Group turned from a gearing of 25.6% at 31 December 2002 into a net cash position by the year-end of 2003. The Board believes that the Grou[p's] sound financial position, together with its expertise in the travel and hospitality related sectors, will fo[rm] the foundation for its future long-term growth. The Group is confident in the future prospects of the Pe[arl] River Delta region and will continue to seek premium investment opportunities which create synergy w[ith] its existing businesses, particularly in Macau.

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

The bank balances and deposits amounted to HK$1,614 million at 31 December 2003, representin[g a] substantial increase of HK$715 million from last year end date .

At 31 December 2003, total loan facilities and other financing available to the Group amounted [to] HK$5,573 million, of which HK$4,043 million remained undrawn. The facilities outstanding at the year [end] comprised HK$1,228 million in bank loans, HK$297 million in convertible guaranteed bonds and HK[illegible] million in other loan. It is the Group's policy to secure adequate funding to match with cash flows requi[red] for working capital and investing activities. The maturity profile of the Group's borrowings as at [31] December 2003 is set out below:

Maturity Profile

Within 1 year	*1-2 years*	*2-5 years*	T[illegible]

Company and subsidiaries		
Hong Kong profits tax	6.1	26.6
Overseas tax	5.0	(1.0)
Deferred tax	5.4	14.1
Share of taxation		
Associates	2.8	1.2
Joint ventures	2.3	—
	21.6	40.9

7. **Earnings per share**

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$327.2 million (2002: HK$378.0 million, as restated) and the weighted average number of 1,942,433,910 shares (2002: 1,843,202,631 shares) in issue during the year. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$327.2 million (2002: HK$378.0 million, as restated) and the weighted average number of 1,955,156,107 shares (2002: 1,846,842,345 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

BUSINESS REVIEW

Shipping

Operating under the trade name TurboJET, Shun Tak-China Travel Shipping Investments Ltd. (STCTS) owns a fleet of 31 vessels and is the only operator of 24-hour ferry services between Hong Kong and Macau. The Group continued to maintain its market leadership on the Hong Kong - Macau route. Despite the adverse impact of the outbreak of Severe Acute Respiratory Syndrome (SARS), which resulted in an approximate 35% decrease in total passengers carried in the second quarter as compared with the corresponding period last year, the business of the shipping division promptly rebounded in the second half of the year. For the year ended 31 December 2003, the shipping division reported an operating profit of HK$49 million (2002: HK$192 million), with over 9 million passengers carried by STCTS.

Faced with the serious impact of SARS, the shipping division took prompt and effective actions, including rationalizing sailing schedules and vessel deployment to improve load factor and contain operating costs. Once the travel advisories to Hong Kong and Guangdong were lifted, STCTS immediately launched a series of promotional programs for the Hong Kong - Macau route in cooperation with the Macau SAR Government. The program successfully enhanced the rebound of passenger traffic on the route during the latter half of 2003. In addition, the relaxed travel restrictions on individual travelers in major cities in the People's Republic of China (PRC) from July 2003 onwards boosted visitor arrivals to Macau from mainland China in the second half of 2003. As a result, the overall load factor of STCTS improved gradually during the second half of 2003 and rebounded to the pre-SARS level by year-end.

24%	43%	33%	100%

Based on a net cash surplus of HK$84 million at the year end, the Group's gearing ratio (expressed as a ratio of net borrowings to shareholders' fund) was nil (2002: 25.6%, as restated). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

Pledge of Assets

At the year end, certain assets of the Group with an aggregate carrying value of HK$567 million (2002: HK$622 million) were pledged with banks for loan facilities.

Contingent Liabilities

There was no material contingent liabilities under the Group at the year end.

Financial Risk

The Group adopts a conservative policy in financial risk management with little exposure to foreign exchange and interest rate risks. It is the Group's policy not to engage in any speculative trading activity. The funds raised by the Group are on a floating rate basis except for the convertible guaranteed bonds, which accounted for 19% of the Group's total borrowings. About 40% of the Group's outstanding borrowings is denominated in US dollars. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,100 employees at the year end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

DETAILED RESULTS ANNOUNCEMENT

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's web site in due course.

By order of the Board
Stanley Ho
Group Executive Chairman

Hong Kong, 2 April 2004

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the annual general meeting of Shun Tak Holdings Limited will be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchants Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Thursday, 3 June 2004 at 2:30 p.m. for the following purposes:

1. To consider and receive the audited financial statements and the reports of the directors and auditors for the financial year ended 31 December 2003.
2. To declare a final dividend.
3. To elect directors and to fix the remuneration of the directors.
4. To appoint auditors and to fix their remuneration.
5. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"That:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;
ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and
iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(I) "That:

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company which carry rights to subscribe for or are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted or will be adopted for the grant or issue of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the directors of the Company are so authorised by a separate resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly;

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;
ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and
iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares of the Company or issue of options, warrants, or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities entitled to the offer) on a fixed record date in proportion to their then holdings of such shares of the Company (or, where appropriate, such other securities), (subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(II) "That the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution (I) in item 6 of the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution.".

By Order of the Board
Ambrose So
Company Secretary

Hong Kong, 2 April 2004

Registered Office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. A member of the Company entitled to attend, and vote at, the meeting convened by the notice, is entitled to appoint one or two proxies to attend and on a poll vote in his stead. A proxy need not be a member of the Company.
2. In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.
3. The register of members will be closed from Monday, 31 May 2004 to Thursday, 3 June 2004, both days inclusive, during which period no transfer of shares will be effected. In order to determine entitlements to the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Room 1901-1905, 19/F., Hopewell Centre, 183 Queen Road East, Hong Kong not later than 4:00 p.m. on Friday, 28 May 2004.
4. With regard to item 5 above, the directors wish to draw the attention of the shareholders to the circular which summarises the more important provisions of the Listing Rules relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited by a company and will be despatched to the shareholders together with the Annual Report 2003. The present general mandate to repurchase shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.
5. With regard to item 6 above, the directors wish to state that, currently, they have no plans to issue any additional new shares of the Company (other than pursuant to any of items (ii), (iii) or (iv) contained in paragraph (c) of the Resolution (I)). The present general mandate to issue shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.